Exhibit 99.5

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Vector Holdco Pte. Ltd.

Signature: /s/ Aravind Krishnan Sreekumar

Name/Title: Aravind Krishnan Sreekumar / Director

Date: 02/18/2026

BTO Vector Fund ESC (CYM) L.P.

By: BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner

By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member

By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James

Name/Title: Christopher J. James, Authorized Signatory

Date: 02/18/2026

BTO Vector Fund FD (CYM) L.P.

By: BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner

By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member

By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James

Name/Title: Christopher J. James, Authorized Signatory

Date: 02/18/2026

BTO Super Holding (NQ) Co. III Pte. Ltd.

Signature: /s/ Aravind Krishnan Sreekumar

Name/Title: Aravind Krishnan Sreekumar / Director

Date: 02/18/2026

Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.

By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member

By: BTO GP - NQ L.L.C., its general partner

Signature: /s/ Christopher J. James

Name/Title: Christopher J. James, Authorized Signatory

Exhibit 99.5

Date: 02/18/2026

BTO Holdings (Cayman) - NQ Manager L.L.C.

By: Blackstone Tactical Opportunities Management
          Associates (Cayman) - NQ L.P., its managing
          member
By: BTO GP - NQ L.L.C., its general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Signatory
Date: 02/18/2026

**Blackstone Tactical Opportunities Management Associates
(Cayman) - NQ L.P.**

By: BTO GP - NQ L.L.C., its general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Signatory
Date: 02/18/2026

BTO GP - NQ L.L.C.

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Signatory
Date: 02/18/2026

**Blackstone Tactical Opportunities LR Associates
(Cayman) – NQ Ltd.**

By: Blackstone Capital Partners Holdings Director
          L.L.C., its director

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Signatory
Date: 02/18/2026

Blackstone Holdings IV L.P.

By: Blackstone Holdings IV GP L.P., its general partner

By: Blackstone Holdings IV GP Management (Delaware)
          L.P., its general partner

By: Blackstone Holdings IV GP Management L.L.C., its
          general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant
Secretary
Date: 02/18/2026

Exhibit 99.5

Blackstone Holdings IV GP L.P.

By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner

By: Blackstone Holdings IV GP Management L.L.C., its general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 02/18/2026

Blackstone Holdings IV GP Management (Delaware) L.P.

By: Blackstone Holdings IV GP Management L.L.C., its general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 02/18/2026

Blackstone Holdings IV GP Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 02/18/2026

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 02/18/2026

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 02/18/2026

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 02/18/2026